

EXECUTED COPY

FORM 6-K


RECD S.E.C.
MAY 2 4 2002
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 24, 2002

Telefónica, S.A.

(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company
(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number
1. Significant Event dated May 22, 2002	4

Item 1



JOAQUÍN DE FUENTES BARDAJÍ
General Vice- Secretary
and Vice – Secretary of the Board of Directors
TELEFÓNICA, S.A.

"TELEFÓNICA, S.A.", in accordance with that stated in article 82 of the Spanish Stock Market Law hereby informs of the following:

SIGNIFICANT EVENT

The Board of Directors of its subsidiary " Telefónica de Argentina, S.A.", at its meeting held on May 20th, 2002 and in order to adapt the structure of its share capital to the impact of the macroeconomic situation in Argentina, approved the launching of an Exchange Offer by which the current holders of Third Class Negotiable Bonds, that form part of this Company´s Global Programme, will be offered the exchange of these for Fourth Class Negotiable Bonds, that will be a new issue within the aforementioned Programme. These Fourth Class Negotiable Bonds will be issued for a maximum total figure of $US 100,000,000.

Madrid, May 22nd, 2002

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.



Date: May 24, 2002

By:______________________________
Name: Antonio Alonso Ureba
Title: General Secretary and Secretary to the Board of Directors